SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 17)*

MILLICOM INTERNATIONAL CELLULAR S.A.
(Name of Issuer)

Common Shares (Title of Class of Securities)

L6388F110 (CUSIP Number)

Denis Klimentchenko Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate London, EC2N 4BQ Tel: +44(0)20 7519 7289
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Atlas Luxco S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,236,111(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,236,111(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,236,111(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.37%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects (i) 67,005,179 Swedish Depositary Receipts (“SDRs”) beneficially owned by Atlas Luxco S.à r.l. (“Atlas”), which may be exchanged for Issuer common shares, par value $1.50 per share (“Common Shares”, together with SDRs, “Shares”), on a one-for-one basis; and (ii) 2,230,932 Common Shares beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. Iliad Holding SAS (“Iliad Holding”), as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, the President of Iliad Holding, Jules Niel, John Niel, Elisa Niel and Joseph Niel (together, the “Niel Family”) may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.

 CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Atlas Investissement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,236,111(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,236,111 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,236,111(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.37%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects (i) 67,005,179 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis; and (ii) 2,230,932 Common Shares beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.

 CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Iliad Holding SAS(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,236,111(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,236,111 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,236,111(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.37%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects (i) 67,005,179 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis; and (ii) 2,230,932 Common Shares beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.

(2) The Reporting Persons are filing this Schedule 13D, as on October 8, 2024, Iliad Holding has replaced NJJ Holding as the controlling shareholder of Atlas Investissement.

 CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Xavier Niel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,236,111(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,236,111(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,236,111 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.37%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Reflects (i) 67,005,179 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis; and (ii) 2,230,932 Common Shares beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Jules Niel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,236,111(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,236,111(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,236,111 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.37%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Reflects (i) 67,005,179 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis; and (ii) 2,230,932 Common Shares beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.

 CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS John Niel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,236,111(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,236,111(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,236,111 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.37%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Reflects (i) 67,005,179 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis; and (ii) 2,230,932 Common Shares beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Elisa Niel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,236,111(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,236,111(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,236,111 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.37%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Reflects (i) 67,005,179 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis; and (ii) 2,230,932 Common Shares beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Joseph Niel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,236,111(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,236,111(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,236,111 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.37%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Reflects (i) 67,005,179 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis; and (ii) 2,230,932 Common Shares beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.

Explanatory Note

This Amendment No. 17 (“Amendment No. 17”) to Schedule 13D relates to the Common Shares, par value $1.50 per share (the “Common Shares”), of Millicom International Cellular S.A., a Luxembourg company (“Issuer”), and amends and supplements the initial statement on Schedule 13D filed on February 24, 2023, as amended by Amendment No. 1 to the Schedule 13D filed on March 28, 2023, Amendment No. 2 to the Schedule 13D filed on April 26, 2023, Amendment No. 3 to the Schedule 13D filed on May 12, 2023, Amendment No. 4 to the Schedule 13D filed on May 25, 2023, Amendment No. 5 to the Schedule 13D filed on June 2, 2023, Amendment No. 6 to the Schedule 13D filed on July 24, 2023, Amendment No. 7 to the Schedule 13D filed on August 24, 2023, Amendment No. 8 to the Schedule 13D filed on October 2, 2023, Amendment No. 9 to the Schedule 13D filed on November 8, 2023, Amendment No. 10 to the Schedule 13D filed on January 17, 2024, Amendment No. 11 to the Schedule 13D filed on May 23, 2024, Amendment No. 12 to the Schedule 13D filed on July 3, 2024, Amendment No 13. to the Schedule 13D filed on July 22, 2024, Amendment No. 14 to the Schedule 13D filed on August 2, 2024, Amendment No. 15 to the Schedule 13D filed on August 26, 2024 and Amendment No. 16 to the Schedule 13D filed on September 9, 2024 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 17 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented, as applicable, as follows:

(a), (f) This Schedule 13D is being filed by (i) Atlas, a company organized in Luxembourg, (ii) Atlas Investissement, a company organized in France, (iii) Iliad Holding, a company organized in France, (iv) Xavier Niel, a citizen of France, (v) Jules Niel, a citizen of France, (vi) John Niel, a citizen of France, (vii) Elisa Niel, a citizen of France and (viii) Joseph Niel, a citizen of France (collectively, the “Reporting Persons”).

Atlas directly holds the securities reported herein. Atlas Investissement, as the sole owner of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. Iliad Holding, as the sole owner of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement.  Members of the Niel Family may be deemed to have shared beneficial ownership of the shares representing Iliad Holding.

Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (collectively, the “Covered Persons”), and certain other information, including the business address and present principal occupation or employment/role of each of the Covered Persons, and is incorporated herein by reference.

(b) The principal business address of Atlas is 53 boulevard Royal, L-2449 Grand-Duchy of Luxembourg. The principal business addresses of the other Reporting Persons are set forth under Annex A.

(c) The principal occupation of Atlas is to invest in securities of Issuer. The principal occupation of Atlas Investissement is to invest in securities. The principal business of Iliad Holding is to serve as a holding company of Iliad S.A., a French telecommunications group. Members of the Niel Family jointly own Iliad Holding.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On September 19, 2024, Issuer announced that Mauricio Ramos will be stepping down from his roles of director and Chair of Issuer’s board of directors (the “Board”) on September 30, 2024. The Board unanimously appointed Maxime Lombardini, an affiliate of the Reporting Persons, to act as Interim Chair of the Board until the next annual general meeting of Issuer’s shareholders. Following this appointment, Maxime Lombardini stepped down as the chief operating officer and president of Issuer.

On September 24, 2024, Issuer announced that Thomas Reynaud and Aude Durand stepped down from their roles as members of the Board with immediate effect, and that the Board appointed Jules Niel, one of the Reporting Persons, and Pierre-Emmanuel Durand, an affiliate of the Reporting Persons, as interim members of the Board, until the next annual general meeting of Issuer’s shareholders.

In their capacities as a directors of Issuer, Messrs. Lombardini, Niel and Durand may have influence over the corporate activities of Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

 Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on 171,497,409 Common Shares outstanding as of September 19, 2024 (172,096,305 Common Shares outstanding, less 598,896 Common Shares held in treasury, as set forth in the last relevant update available on the date hereof in the “Stock Information” section of Issuer’s website).

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of October 9, 2024, Atlas beneficially owned 67,005,179 SDRs, which may be exchanged for Common Shares on a one-for-one basis and 2,230,932 Common Shares. Settlement for the Shares tendered in the Tender Offer was completed in accordance with the terms of the Tender Offer around September 2, 2024.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Atlas to the extent it directly holds the securities reported herein) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares.

(c) Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in Common Shares during the past sixty days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates, or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein.

(e) Not applicable.

Item 7. Material to be filed as Exhibits.

1.	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2024

ATLAS LUXCO S.À R.L.

By:	/s/ Anthony Maarek.
Name:	Anthony Maarek
Title:	Manager

By:	/s/ Tigran Khachatryan.
Name:	Tigran Khachatryan
Title:	Manager

ATLAS INVESTISSEMENT

By:	/s/ Xavier Niel.
Name:	Xavier Niel
Title:	President of Iliad Holding SAS itself President of Atlas Investissement

ILIAD HOLDING SAS

By:	/s/ Xavier Niel.
Name:	Xavier Niel
Title:	President

XAVIER NIEL

By:	/s/ Xavier Niel.

JULES NIEL

By:	/s/ Jules Niel
Name:	Jules Niel

JOHN NIEL

By:	/s/ John Niel
Name:	John Niel

XAVIER NIEL, FOR AND ON BEHALF OF AS PARENT/GUARDIAN OF ELISA NIEL

By:	/s/ Xavier Niel.
Name:	Xavier Niel
Title:	Attorney-in-Fact

XAVIER NIEL, FOR AND ON BEHALF OF AS PARENT/GUARDIAN OF JOSEPH NIEL

By:	/s/ Xavier Niel.
Name:	Xavier Niel
Title:	Attorney-in-Fact